**FORM 6-K**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

P.E.
6-3-02

RECD S.E.C.
JUN 10 2002
1086

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**

**Commission file number 333-83166**

02040588

For the month of June 2002

Grohe Holding GmbH
Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
JUN 20 2002
THOMSON
FINANCIAL

Yes☐ No☒

**Signatures**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grohe Holding GmbH
(Registrant)

June 10, 2002

By: M. Grimm
Name: Michael Grimm
Title: Chief Financial and Administration Officer

June 10, 2002

By: ______________________
Name: Heiner Henke
Title: Principal Accounting Officer

Translation of statement to be published in the Bundesanzeiger on June 8, 2002

According to §12 sec. 3 of the partnership agreement of Friedrich Grohe AG & Co. KG, the board of directors of the general partner is required to determine the amount of the expected net income of Friedrich Grohe AG & Co. KG for the first five months of the current business year and publish such amount in the Bundesanzeiger on June 10 of the respective year.

Accordingly, the board of directors of Friedrich Grohe Geschäftsführungs AG hereby makes known, that the net income of Friedrich Grohe AG & Co. KG for the first five months of business year 2002 is expected to be € 41,000,000.

Hemer, June 2002

Friedrich Grohe Geschäftsführungs AG
The Board of Directors

GROHE

WATER TECHNOLOGY

**Friedrich Grohe AG & Co.KG**
**Hemer**

Nach § 12 Abs. 3 des Gesellschaftsvertrags der Friedrich Grohe AG & Co. KG hat der Vorstand der Komplementärin den auf die ersten fünf Monate des laufenden Geschäftsjahres entfallenden voraussichtlichen anteiligen Jahresüberschuß der Friedrich Grohe AG & Co. KG zu ermitteln und am 10. Juni eines jeden Jahres im Bundesanzeiger zu veröffentlichen.

Der Vorstand der Friedrich Grohe Geschäftsführungs AG gibt dementsprechend bekannt, dass sich der auf die ersten fünf Monate des Geschäftsjahres 2002 entfallende voraussichtliche anteilige Jahresüberschuß der Friedrich Grohe AG & Co. KG auf Euro 41.000.000,-- beläuft.

**Hemer, im Juni 2002**

**Friedrich Grohe Geschäftsführungs AG**
**Der Vorstand**